

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

14 March 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03050222

SUPPL

03 APR -1 AM 7:21

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Announcement – Further Information on Termination of ADR Programme
- Notices of Changes in Director's Interests

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 12 March 2003 and 13 March 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL



Brenda Cheung
Company Secretary

Encl.

4/29

MASNET No. 83 OF 12.03.2003
Announcement No. 86



ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Director's Interests

Name of director:	KHOO Kim Cheng
Date of notice to company:	12/03/2003
Date of change of interest:	11/03/2003
Name of registered holder:	Phillip Securities Pte Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	10,000
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.23
No. of shares held before the transaction:	615,000
% of issued share capital:	0.16
No. of shares held after the transaction:	625,000
% of issued share capital:	0.16

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	615,000
% of issued share capital:	0	0.16
No. of shares held after the transaction:	0	625,000
% of issued share capital:	0	0.16
Total shares:	0	625,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 12/03/2003 to the SGX

MASNET No. 60 OF 13.03.2003
Announcement No. 62



ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Director's Interests

Name of director:	LIN Jui Hsien, Jacob
Date of notice to company:	13/03/2003
Date of change of interest:	12/03/2003
Name of registered holder:	DBS Vickers Securities (Singapore) Pte Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.05
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.24
No. of shares held before the transaction:	2,661,298
% of issued share capital:	0.68
No. of shares held after the transaction:	2,861,298
% of issued share capital:	0.73

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	2,661,298
% of issued share capital:	0	0.68
No. of shares held after the transaction:	0	2,861,298
% of issued share capital:	0	0.73
Total shares:	0	2,861,298

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 13/03/2003 to the SGX

MASNET No. 85 OF 13.03.2003
Announcement No. 87



ROLY INTERNATIONAL HOLDINGS LTD

Announcement – Further Information on Termination of ADR Programme

Further to an announcement of Roly International Holdings Ltd. ("Company") dated 12 March 2003 regarding the termination of ADR Programme ("Termination"), the Company provides the following information at the request of the Singapore Exchange Securities Trading Limited:

The Termination will not affect the share capital of the Company. Also, the Company does not expect that the Termination will have any material financial impact on the net tangible assets value and earnings per share of the Company.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 13/03/2003 to the SGX